U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 10-SB/A-1

           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         PHILADELPHIA MORTGAGE CORP.
                         ---------------------------
        (Name of Small Business Issuer as specified in its charter)

           NEVADA                                   20-1667449
           ------                                   ----------
(State or other jurisdiction of               (I.R.S. Employer I.D. No.)
        incorporation)


                        2059 E. Royal Harvest Way
                        Salt Lake City, Utah 84121
                        --------------------------
                  (Address of Principal Executive Office)

      Issuer's Telephone Number, including Area Code: (801) 557-9470

Securities registered pursuant to Section 12(b) of the Act: None
Name of each exchange on which registered:                  None
Securities registered pursuant to Section 12(g) of the Act:

                       $0.001 par value common stock
                       -----------------------------
                               Title of Class


                                  PART I

Item 1. Description of Business.

                           Business Development

                               Organization

Philadelphia Mortgage Corp. (our "Company," "we," "us," "our" and words of similar import) was formerly Philadelphia Mortgage Trust, Inc., a Massachusetts Real Estate Investment Trust ("Trust"). The Trust was established in October of 1972, for the purpose of investing in real estate related assets. In 1983, the Trust entered Chapter 11 bankruptcy and did not come out until 1991. The Company continued as a business trust through 1998 when it disposed of all remaining assets. In November of 1999, the Trust created a wholly-owned corporation called Philadelphia Mortgage Corp., a Nevada corporation. On February 26, 2001, the Trust merged with the Nevada corporation, the survivor being Philadelphia Mortgage Corp. Our Company is now in the development stage as it searches for new business opportunities.
We then had an authorized capital of $50,000 divided into 50,000,000 shares of common stock of a par value of $0.001 per share. Our Company was formed for the primary purpose of engaging in any and all lawful business.

On July 1, 2004, pursuant to a Joint Consent of Directors and Majority Stockholders, acting pursuant to Sections 78.315 and 78.320 of the Nevada Revised Statutes, we resolved (1) to effect a reverse split of our outstanding common stock on a basis of 1 for 3, while retaining the current $0.001 par value, with appropriate adjustments to the capital accounts of our Company; and (2) the Board of Directors was authorized to change the name of our Company without stockholder approval to conform with any business or industry that the Board of Directors determines that we should engage in or conforms with the name or names of any properties or businesses acquired by us. All computations herein take into account of this reverse split.

Our old management, consisting of Travis T. Jenson, Thomas J. Howells and Donald R. Sarp have resigned, effective as of June 28, 2004.

Copies of the Trust merger and our Articles of Incorporation, as amended, together with our By-Laws, as amended, are attached hereto and incorporated herein by reference. See Part III, Item 1.

                      General Business History

We were originally organized for the specific purpose of investing in real estate related assets.

We are voluntarily filing this Registration Statement so that we can become a "reporting issuer" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); that will allow us to seek to have our securities publicly quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") or some other nationally recognized medium. Our management believes that being a "reporting issuer" will facilitate this process for us. Presently, the NASD requires companies seeking quotations on the OTC Bulletin Board to be "reporting issuers," and management also believes that in the present corporate regulatory climate, being a "reporting issuer" will soon become a requirement for every nationally recognized medium on which securities of companies are publicly traded. The information required to be filed by us with the Securities and Exchange Commission as a "reporting issuer" may also provide us with some credibility when seeking future business opportunities.

                                 Business

Our Company's plan of operation for the next 12 months is to:(i) consider guidelines of industries in which we may have an interest; (ii) adopt a business plan regarding engaging in the business of any selected industry; and (iii) to commence such operations through funding and/or the acquisition of a "going concern" engaged in any industry selected.

Our Company is not currently engaged in any substantive business activity, and we have no plans to engage in any such activity in the foreseeable future. In our present form, we may be deemed to be a vehicle to acquire or merge with a business or company. Regardless, the commencement of any business opportunity will be preceded by the consideration and adoption of a business plan by our Board of Directors. We do not intend to restrict our search for business opportunities to any particular business or industry, and the areas in which we will seek out business opportunities or acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. We recognize that the number of suitable potential business ventures that may be available to us may be extremely limited, and may be restricted to entities who desire to avoid what such entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations and federal and state agencies that implement such laws, rules and regulations. Any of these types of transactions, regardless of the particular prospect, would require us to issue a substantial number of shares of our common stock, that could amount to as much as 95% of our outstanding securities following the completion of any such transaction; accordingly, investments in any such private enterprise, if available, would be much more favorable than any investment in our Company.

Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to, as applicable, an analysis of the quality of the particular entity's management personnel; the anticipated acceptability of any new products or marketing concepts that it may have; the merit of its technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

Management will attempt to meet personally with management and key personnel of the entity providing any potential business opportunity afforded to our Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited. See the heading "Business Experience," Part I, Item 5.

We are unable to predict the time as to when and if we may actually participate in any specific business endeavor. Our Company anticipates that proposed business ventures will be made available to us through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, we may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which our Company eventually participates. Such persons may include our directors, executive officers and beneficial owners our securities or their affiliates. In this event, such fees may become a factor in negotiations regarding any potential venture and, accordingly, may present a conflict of interest for such individuals. Management does not presently intend to acquire or merge with any business enterprise in which any member has a prior ownership interest.

Our Company's directors and executive officers have not used any particular consultants, advisors or finders on a regular basis.

Although we currently has no plans to do so, depending on the nature and extent of services rendered, we may compensate members of management in the future for services that they may perform for our Company. Because we currently have extremely limited resources, and we are unlikely to have any significant resources until we have determined a business or enterprise to engage in or have completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of our Company's common stock to these persons; this would have the effect of further diluting the holdings of our other stockholders. There are presently no preliminary agreements or understandings between us and members of management respecting such compensation.

Substantial fees are often paid in connection with the completion of all types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $400,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. Management may actively negotiate or otherwise consent to the purchase of all or any portion of their common stock as a condition to, or in connection with, a proposed reorganization, merger or acquisition. It is not anticipated that any such opportunity will be afforded to other stockholders or that such other stockholders will be afforded the opportunity to approve or consent to any particular stock buy-out transaction. In the event that any such fees are paid, they may become a factor in negotiations regarding any potential acquisition or merger by our Company and, accordingly, may also present a conflict of interest for such individuals. We have no present arrangements or understandings respecting any of these types of fees or opportunities.

None of our directors, executive officers, founders or their affiliates or associates has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition, reorganization, merger or other business opportunity for our Company; nor are there any similar arrangements with us.

                               Risk Factors

In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, our Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

Extremely Limited Assets; No Source of Revenue.

Our Company has no assets and no profitable operations since
inception.   We will not receive additional revenues until we select an industry in which to commence business or complete an acquisition, reorganization or merger, at the earliest. We can provide no assurance that any selected or acquired business will produce any material revenues for our Company or our stockholders or that any such business will operate on a profitable basis.

Our Company May Be Deemed to Be a "Blank Check" Company Until We Adopt a Business Plan.

The limited business operations of our Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by our Company are winding down the business and to manage our current limited assets and to seek out and investigate the commencement or the acquisition of any viable business opportunity by purchase and exchange for securities of our Company or pursuant to a reorganization or merger through which securities of our Company will be issued or exchanged.

Discretionary Use of Proceeds; "Blank Check" Company.

Because our Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to selecting a business or industry for commencement of operations or completing an acquisition of assets, property or business, our Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds we may receive through the issuance of stock or debt to a suitable business enterprise, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. Our Company can provide no assurance that any use or allocation of such proceeds will allow us to achieve our business objectives.

Our Company Will Seek Out Business Opportunities.

Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; our Company may also advertise our availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Absence of Substantive Disclosure Relating to Prospective Acquisitions.

Because our Company has not yet identified any industry or assets, property or business that we may engage in or acquire, potential investors in our Company will have virtually no substantive information upon which to base a decision whether to invest in our Company. Potential investors would have access to significantly more information if our Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. Our Company can provide no assurance that any investment in our Company will not ultimately prove to be less favorable than such a direct investment.

Unspecified Industry and Acquired Business; Unascertainable Risks.

To date, our Company has not identified any particular industry or business in which to concentrate our potential interests. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which our Company may acquire. To the extent that our Company may acquire a business in a high risk industry, our Company will become subject to those risks. Similarly, if our Company acquires a financially unstable business or a business that is in the early stages of development, our Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which we may become involved, there can be no assurance that we will correctly assess such risks.

Uncertain Structure of Acquisition.

Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to engage in or acquire any
specific business, assets, property or business.   Accordingly, it is unclear
whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because our Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock.

Auditor's 'Going Concern' Opinion.

The Independent Auditor's Report issued in connection with the audited financial statements of our Company for the fiscal year ended January 31, 2004 and 2003, expresses "substantial doubt about its ability to continue as a going concern," due to our Company's status as a start up and our lack of profitable operations. See the Index to Financial Statements, Part F/S of this Registration Statement.

Losses Associated With Startup.

Our Company has not had a profitable operating history. We cannot guarantee that we will become profitable.

State Restrictions on "Blank Check" Companies.

A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Our Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of our securities is limited to those states in which such offerings are allowed. However, while our Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of our Company's common stock within the borders of regulating states.

By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies. Because our Company does not intend to make any offering of our securities in the foreseeable future, management does not believe that any state restriction on "blank check" offerings will have any effect on our Company.

In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Minnesota, Nebraska and New York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, our Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite our status as a "blank check" or "blind pool" company.

The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on our Company's ability to register, offer and sell and/or to develop a secondary market for shares of our Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if our Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

Management to Devote Insignificant Time to Activities of Our Company.

Members of our Company's management are not required to devote their full time to the affairs of our Company. Because of their time commitments, as well as the fact that our Company has no business operations, the members of management currently devote one hour a week to the activities of our Company, until such time as our Company has identified a suitable acquisition target.

No Market for Common Stock; No "Trading Market" for Shares.

Our Company is currently listed in the Pink Sheets ("PMCP"). Although our Company intends to submit for quotation of our common stock on the OTC Bulletin Board of the NASD before any selection of a business opportunity or a merger or acquisition transaction, and to seek a broker-dealer to act as market-maker for our securities (without the use of any consultant), there is currently no market for such shares, there have been no discussions with any broker-dealer or any other person in this regard, and no market maker has been identified; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of our Company is likely to be very volatile, and numerous factors beyond the control of our Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of our Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See Part II, Item 4.

Risks of "Penny Stock."

Our Company's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share;
(ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ- listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act and Rule 15g-2 of the Securities and Exchange Commission require broker- dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our Company's common stock to resell their shares to third parties or to otherwise dispose of them.

There Has Been No "Established Public Market" for Our Company's Common Stock Since Inception.

At such time as our Company identifies a business opportunity or completes a merger or acquisition transaction, if at all, we may attempt to qualify for quotation on either NASDAQ or a national securities exchange. However, at least initially, any trading in our common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD. Management intends to submit our securities for quotations on a national medium as soon as is reasonably practicable.

             Principal Products or Services and Their Markets

None; not applicable.

             Distribution Methods of the Products or Services

None; not applicable.

          Status of any Publicly Announced New Product or Service

None; not applicable.

                      Competitive Business Conditions

Management believes that there are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by our Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of our Company or any other entity in the strata of these endeavors; however, our Company, having limited assets and cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by our Company for the past several years.

  Sources and Availability of Raw Materials and Names of Principal Suppliers

None; not applicable.

                Dependence on One or a Few Major Customers

None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or
                              Labor Contracts

None; not applicable.

     Need for any Governmental Approval of Principal Products or Services

Because our Company currently produces no products or services, we are not presently subject to any governmental regulation in this regard. However, in the event that our Company engages in a merger or acquisition transaction with an entity that engages in such activities, we will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

     Effect of Existing or Probable Governmental Regulations on Business

The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non- affiliates) of $25 million or more.

The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability to the small business issuer of these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like our Company, and may make the use of these companies obsolete.

We are also subject to the Sarbanes-Oxley Act of 2002. This Act creates a strong and independent accounting oversight board to oversee the conduct of auditors of public companies and strengthens auditor independence. It also requires steps to enhance the direct responsibility of senior members of management for financial reporting and for the quality of financial disclosures made by public companies; establishes clear statutory rules to limit, and to expose to public view, possible conflicts of interest affecting securities analysts; creates guidelines for audit committee members' appointment, compensation and oversight of the work of public companies' auditors; prohibits certain insider trading during pension bund blackout periods; and establishes a federal crime of securities fraud, among other provisions.

Section 14(a) of the Exchange Act requires all companies with securities registered pursuant to Section 12(g) of the Exchange Act to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of our Company at a special or annual meeting thereof or pursuant to a written consent will require our Company to provide our stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to our stockholders.

We are also required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Securities Exchange Commission on a regular basis, and will be required to timely disclose certain material events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a Current Report on Form 8-K12G3.

If we are acquired by a non-"reporting issuer" under the Exchange Act, we will be subject to the "back-door registration" requirements of the Securities and Exchange Commission that will require us to file a Current Report on Form 8-K12G3 that will include all information about such non-"reporting issuer" as would have been required to be filed by that entity had it filed a Form 10 or Form 10SB Registration Statement with the Securities and Exchange Commission. The Securities and Exchange Commission proposed on April 13, 2004, that any acquisition that will result in our Company no longer being a "blank check" or "blind pool" company will require us to include all information about the acquired company as would have been required to be filed by that entity had it filed a Form 10 or Form 10SB Registration Statement with the Securities and Exchange Commission.

                         Research and Development

None; not applicable.

          Cost and Effects of Compliance with Environmental Laws

None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by our Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to our Company for acquisition, reorganization or merger.

                            Number of Employees

None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

                         Forward-looking Statements

Statements made in this Registration Statement which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and business of our Company, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may", "would", "could", "should", "expects", "projects", "anticipates", "believes", "estimates", "plans", "intends", "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our Company's control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which our Company conducts business, changes in the interest rate environment, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our Company's operations, products, services and prices.

Accordingly, results actually achieved may differ materially from expected
results in these statements.   Forward-looking statements speak only as of the
date they are made.   Our Company does not undertake, and specifically
disclaims, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

                             Plan of Operation

Our Company's plan of operation for the next 12 months is to:(i)consider guidelines of industries in which our Company may have an interest;(ii) adopt a business plan regarding engaging in the business of any selected industry; and (iii) to commence such operations through funding and/or the acquisition of a "going concern" engaged in any industry selected.

During the next 12 months, our Company's only foreseeable cash requirements will relate to maintaining our Company in good standing or the payment of expenses associated with legal fees, accounting fees and reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to our Company. Because we have not determined any business or industry in which our operations will be commenced, and we have not identified any prospective venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. Any such loan will be on terms no less favorable to our Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, our Company has not actively begun to seek any such venture. No advance or loan from any affiliate will be required to be repaid as a condition to any agreement with future acquisition partners.

                           Results of Operations

Our Company has generated no profit since inception. Our Company generated a net loss of ($1,529), for the year ended January 31, 2004, and ($210.00) for the year ended January 31, 2003. Cumulative losses total ($13,252) since our quasi-reorganization. Primarily all of these losses are the result of attorney's fees and accounting fees.

                                 Liquidity

During the periods ended January 31, 2004 and 2003, a shareholder paid expenses on our behalf of $346 and $210, respectively. We have recorded a liability as of January 31, 2004, of $13,252, of which $1,183 is accrued interest. This loan bears interest at 10%, is unsecured and is payable on demand. We began accruing interest on the loan in February 2003.


Item 3.  Description of Property.

Our Company has no assets, property or business; our principal executive office address and telephone number are the office address and telephone number of Quinton Hamilton, who is our President, and are provided at no cost.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

              Security Ownership of Certain Beneficial Owners

The following table sets forth the share holdings of those persons who own more than five percent of our Company's pre-split common stock as of May 24, 2004, to wit:
                                              Number of Shares     Percentage
Name and Address                              Beneficially Owned    of Class
----------------                              ------------------    --------

Common Stock
------------
Gene Howard & Belva Howard                           150,500          19.5%
C/O Howard Windows & Bufogle PC
15 W 6th Street Suite 1500
Tulsa, OK 74119

Jenson Services, Inc.                                150,000          19.4%
4685 South Highland Drive, Suite 202
Salt Lake City, UT 84117

Donald R. Sarp                                       140,000          18.1%
Profit Sharing Plan
1007 Linden Drive
Jeanette, PA 15644

                                                  ----------         -------
TOTALS:                                              440,500          56.9%

                     Security Ownership of Management

The following table sets forth the share holdings of our Company's directors and executive officers as of May 24, 2004, to wit:


                                              No. of Shares       Percentage
Name and Address                           Beneficially Owned      of Class
----------------                           ------------------      --------

Common Stock
------------
Quinton Hamilton                                      -0-              -0-
2059 E. Royal Harvest Way, #21
Salt Lake City, Utah 84121

Jeff Keith                                            -0-              -0-
36250 Chittam Wood Place
Murrieta, CA 92562

Shane Kirk                                            -0-              -0-
1945 Westminster Avenue
Salt Lake City, Utah 84108


                                                  ----------         -------
TOTALS:                                               -0-              -0-

                            Changes in Control

There are no present arrangements or pledges of our Company's securities which may result in a change in control of our Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

            Identification of Directors and Executive Officers

The following table sets forth the names of all current and former directors and executive officers of our Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------

Quinton Hamilton      President,      07/04          *
                      Director

Jeff Keith            Vice President, 07/04          *
                      Director

Shane Kirk            Secretary/      07/04          *
                      Treasurer,
                      Director

Donald R. Sarp        President,      12/99       6/01/04
                      Director

Travis T. Jenson      Vice President, 11/99       6/28/04
                      Director

Thomas J. Howells     Secretary/      12/99       6/28/04
                      Treasurer,
                      Director

               * These persons presently serve in the capacities indicated.

                            Business Experience

Jeff Keith, Vice President and director, is 32 years old. Mr. Keith graduated from the University of Utah in 1995 with a B.S. in Communications. Mr. Keith worked as a Business Manager for Acosta Sales and Marketing from January 1998 to October 2000. Mr. Keith is currently an Account Executive for Hormel Foods Corporation.

Shane Kirk, Secretary and director, is 31 years old. Mr. Kirk graduated from the University of Utah in 1995 with a B.A. in Communications. Mr. Kirk has been employed by Market Logic, Inc. as a Manager of Manufacturer Sales since November 1998. Previously, Mr. Kirk worked for A-1 International Foods in various positions from January 1996 to 1998.

Quinton Hamilton, President and director, is 33 years old. Mr. Hamilton attended the University of Utah from 1990 to 1995, at which time he graduated with a B.A. Mr. Hamilton worked as an account representative/coordinator with the marketing firm of Scopes, Garcia and Carlisle, located in Salt Lake City, Utah, for two years ending in June 1997. Mr. Hamilton has worked as a Marketing Associate for City Search of Salt Lake City Utah. Mr. Hamilton was employed as an electronic customer relations manager for Reynolds and Reynolds. Mr. Hamilton is currently employed by Siebl, the worlds leading provider of customer relationship management software.



                Previous Blank Check Experience

Name of Company        Date of filing            File Number     Status
---------------        --------------            -----------     ------
Seven Ventures, Inc. (1)                                         Current

Quinton Hamilton was a Vice President and Director until his resignation in June 2004.

Micro-Hydro Power, Inc.  (2)                                     Current

Quinton Hamilton was a Vice President and Director until his resignation in December 1998.

Olympus M.T.M. Corporation (3)                                   Current

Quinton Hamilton was a Director until his resignation in June 1998.

Seven Ventures, Inc.  (1)                                        Current

Shane Kirk was a Director until his resignation in June 2004.

Seven Ventures, Inc. (1)                                         Current

Jeff Keith was President and a Director until his resignation in June 2004.

(1) Seven Ventures, Inc. was organized under the laws of Nevada on August 8, 1985, under the name "Victory Development Corporation." The Company then changed its name to "Entertainment Resource Group," following a reverse purchase transaction in September of 1988. In November of 1988, the Company again changed its name to "Seven Ventures, Inc." ("SVI"). Effective June 7, 2004, a wholley-owned subsidiary of Seven Ventures, Inc. merged with and into Chex Services, Inc. ("Chex") with the result being that Chex became the Company's wholley-owned operating subsidiary. In their merger transaction, Equitex, Inc., a publicly- traded reporting issuer under the Exchange Act incorporated in Delaware, ("Equitex") exchanged 100% of its ownership of Chex for 7,700,700 shares of the Company's common stock, representing 93% of its outstanding common stock. On June 29, 2004, the Company changed its name to "FastFunds Financial Corporation" ("Fastfunds"). FastFunds is now a holding company operating through its wholley-owned subsidiary, Chex. See that Company's Form 8-K filed with the Securities and Exchange Commission on June 22, 2004.

(2) On December 18, 1998, this Company and The Kingsley Coach, L.L.C., a Louisiana limited liability company ("Kingsley"), executed an Agreement and Plan of Reorganization whereby the Company acquired 100% of the assets, subject to liabilities of Kingsley. The Company is currently a reporting issuer under the Exchange Act as Kingsley. See that Company's Form 8-K/A filed with the Securities and Exchange Commission on January 12, 1999.

(3) Olympus M.T.M. Corporation was incorporated in Utah on September 21, 1981. The Company was dormant until it acquired all of the assets of The Internet Advisory Corporation ("IAC") on June 22, 1998, pursuant to an Agreement and Plan of Merger. Subsequent to the Agreement and plan of Merger, Olympus changed its name to "The Internet Advisory Corporation." See that Company's Form 8-K for the period ended June 22, 1998 as filed with the Securities and Exchange Commission on July 2, 1998 and that Company's Form 8-K/A as amended, filed with the Securities and Exchange Commission on September 3, 1998.



                           Significant Employees

Our Company has no employees who are not executive officers.

                           Family Relationships

None.

                 Involvement in Certain Legal Proceedings

During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of our
Company:

(1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

(2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.

The following table sets forth the aggregate compensation paid by our Company for services rendered during the periods indicated:

                        SUMMARY COMPENSATION TABLE
                                       Long Term Compensation
                 Annual Compensation     Awards          Payouts

(a)         (b)      (c)     (d)     (e)       (f)    (g)       (h)    (i)
                                                      Secur-
                                     Other            ities            All
Name and   Year or                   Annual   Rest-   Under-    LTIP   Other
Principal  Period   Salary  Bonus    Compen-  ricted  lying     Pay-   Comp-
Position   Ended     ($)    ($)      sat'n    Stock   Options   outs   ensat'n
------------------------------------------------------------------------------
Quinton   7/31/04     0     0        0         0      0         0       0
Hamilton  1/31/04     0     0        0         0      0         0       0
President,
Director

Jeff      7/31/04     0     0        0         0      0         0       0
Keith     1/31/04     0     0        0         0      0         0       0
Vice president,
Director

Shane     7/31/04     0     0        0         0      0         0       0
Kirk      1/31/04     0     0        0         0      0         0       0
Secretary,
Treasurer,
Director

Donald R. 1/31/03     0     0        0         0      0         0       0
Sarp      1/31/02     0     0        0         0      0         0       0
President,
Director

Travis T. 1/31/03     0     0        0         0      0         0       0
Jenson    1/31/02     0     0        0         0      0         0       0
Vice president,
Director

Thomas J. 1/31/03     0     0        0         0      0         0       0
Howells   1/31/02     0     0        0         0      0         0       0
Secretary,
Treasurer,
Director


                       Stock Option and Similar Plans

No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to our Company's management during the fiscal years ended January 31, 2004 or 2003, or for the six month period ended July 31, 2004. Further, no member of our Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

                         Compensation of Directors

There are no standard arrangements pursuant to which our Company's directors are compensated for any services provided as director. No additional amounts are payable to our Company's directors for committee participation or special assignments.

   Employment Contracts and Termination of Employment and Change-in-Control
                               Arrangements

There are no employment contracts, compensatory plans or arrangements, including payments to be received from our Company, with respect to any director or executive officer of our Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with our Company, any change in control of the Company, or a change in the person's responsibilities following a change in control of our Company.

Item 7.  Certain Relationships and Related Transactions.

There were no material transactions, or series of similar transactions, during our Company's last two calendar years, or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director, executive officer or any security holder who is known to our Company to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Item 8.  Description of Securities.

                               Common Stock

Our Company has authorized 50,000,000 shares of common stock with a par value of $0.001 per share. There are currently 264,193 post-split shares of common voting stock issued and outstanding. The holders of our Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders.

Stockholders of our Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of our Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

For additional information regarding our common stock, see our Articles of Incorporation that are incorporated herein by reference, in Part III, Item 1.

                              Preferred Stock

None.

                 No Outstanding Options, Warrants or Calls

There are no outstanding options, warrants or calls to purchase any of the authorized securities of our Company.

                 No Provisions Limiting Change of Control

There is no provision in our Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of our Company.

                                  PART II

Item 1. Market Price of and Dividends on our Company's Common Equity and Related Stockholder Matters.

                            Market Information



There has never been any "established trading market" for shares of common stock of our Company. Our Company is listed in the Pink Sheets ("PMCP"). Our Company intends to submit for listing on the OTC Bulletin Board of the NASD. No assurance can be given that any market for our Company's common stock will develop or be maintained. For any market that develops for our Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. Present members of management have already satisfied the one year holding period of Rule 144 for public sales of their respective holdings in our Company in accordance with Rule 144. It is the position of the Securities and Exchange Commission that these securities may be resold by these persons only pursuant to registration under the Securities Act. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.





A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning our Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of ninety
(90) days and the continued timely filing by our Company of all reports required to be filed by us with the Securities and Exchange Commission); limitations on the volume of restricted securities which can be sold in any ninety (90) day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale on Form 144. It is the position of the Securities and Exchange Commission that these securities may be resold by these persons only pursuant to registration under the Securities Act. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.



                                  Holders

The number of record holders of our Company's securities as of the date of this Registration Statement is approximately 196.

                                 Dividends

Our Company has not declared any cash dividends with respect to our common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of our Company cannot be ascertained with any certainty, and if and until our Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, our Company's ability to pay dividends on our securities.

                     Resales of "Restricted Securities"

While disputing the application of the Wulff letter to the securities of our Company that are owned by Jenson Services, Inc., a Utah corporation ("Jenson Services") amounting to 150,000 shares or approximately 19.4% of our outstanding voting securities, Jenson Services has voluntarily agreed to enter into a Registration Agreement regarding these shares. For further detail, please see Part II, Item 4.


Item 2.  Legal Proceedings.

Our Company is not a party to any pending legal proceeding and, to the knowledge of management; no federal, state or local governmental agency is presently contemplating any proceeding against our Company. No director, executive officer or affiliate of our Company or owner of record or beneficially of more than five percent of our Company's common stock is a party adverse to our Company or has a material interest adverse to our Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There has been no change in our auditors since our reinstatement in March, 2001.

Item 4.  Recent Sales of Unregistered Securities.

None.

            Restrictions on Sales of Certain "Restricted Securities"

Generally, "restricted securities" can be resold under Rule 144 once they have been held for at least one year (subparagraph (d) thereof), provided that the issuer of the securities satisfies the "current public information" requirements (subparagraph (c)) of the Rule; no more than 1% of the outstanding securities of the issuer are sold in any three month period (subparagraph (e)); the seller does not arrange or solicit the solicitation of buyers for the securities in anticipation of or in connection with the sale transactions or does not make any payment to anyone in connection with the sales transactions except the broker dealer who executes the trade or trades in these securities (subparagraph (f)); the shares are sold in "broker's transactions" only (subparagraph (g)); the seller files a Notice on Form 144 with the Securities and Exchange Commission at or prior to the sales transactions (subparagraph (h)); and the seller has a bona fide intent to sell the securities within a reasonable time of the filing. Once two years have lapsed, assuming the holder of the securities is not an "affiliate" of the issuer, unlimited sales can be made without further compliance with the terms and provisions of Rule 144. All "restricted securities" of the Company have been held for in excess of one year.

In January, 2000, Richard K. Wulff, the Chief of the Securities and Exchange Commission's Office of Small Business, wrote a letter to Ken Worm, the Assistant Director of the OTC Compliance Unit of NASD Regulation, Inc. Many members of the securities community have come to refer to that letter as the "Wulff letter."

The Wulff letter was written in response to a request for guidance from Mr. Worm. In his request, Mr. Worm had referred to several situations in which non-affiliate stockholders of "blank check" issuers had sought to treat their shares as "free-trading" or unrestricted securities. As defined in the Wulff letter, a blank check company is "a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person."


Citing the concerns of the United States Congress and the Securities and Exchange Commission over potential fraud and market manipulations involving blank check companies, the Wulff letter stated that affiliates of blank check issuers, as well as transferees of their securities, are "underwriters" with respect to such securities. Accordingly, transactions in these companies' securities by promoters, affiliates or their transferees do not fall within the scope of the Rule 144 "safe harbor" resales for securities that have been beneficially owned for at least one year and that satisfy informational and certain other requirements of the Rule, or the Section 4(1) exemption from registration for resales under the Securities Act of 1933, as amended (the "Securities Act"), that exempts sales by persons other than "an issuer,
underwriter or a dealer."   As a result, it is the position of the Securities
and Exchange Commission that these securities may be resold by these persons only pursuant to registration under the Securities Act. According to the Wulff letter, this restriction would continue to apply even after the blank check company completes a merger or acquisition transaction with an operating entity.

While disputing the application of the Wulff letter to the securities of our Company that are owned by Jenson Services, Inc., a Utah corporation ("Jenson Services") amounting to 150,000 shares or approximately 19.4% of our outstanding voting securities, Jenson Services has agreed not to publicly resell these securities (in any private sale, the purchaser would be required to acknowledge the following restrictions) without registration under the Securities Act; or the receipt of a "no action" letter from the Securities and Exchange Commission indicating that registration is not required and that there is an available exemption from registration under the Securities Act for the resale of these securities; or there is a declaratory judgment by a federal or state court indicating that registration is not required for resale of these securities and that there is an available exemption from registration under the Securities Act for the resale of these securities. A copy of the Registration Agreement signed by Jenson Services with is attached hereto and incorporated herein by reference. See Part III, Item 1.

The shares of common stock that are currently owned by Gene and Belva Howard, and Donald R. Sarp listed under Part 1, Item 4, were issued at our Company's inception and when the Company was conducting principal operations. These shares are not believed to be subject to the Wulff letter.

Item 5.  Indemnification of Directors and Officers.

         Section 78.7502(1) of the Nevada Revised Statutes authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.7502(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

     Section 78.7502(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.7502(1) or 78.7502(2), Section 78.7502(3) of the NRS requires that he or she be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

     Section 78.751(1) of the NRS limits indemnification under Sections 78.7502(1) and 78.7502(2) to situations in which either (1) the stockholders,
(2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(2) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(3)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(3)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

                            PART F/S

Financial Statements.

                    Philadelphia Mortgage Corp.
                   [A Development Stage Company]
       Financial Statements and Independent Auditors' Report
                          January 31, 2004

                    Philadelphia Mortgage Corp.
                   [A Development Stage Company]
                         TABLE OF CONTENTS


                                                                   Page

Independent Auditors' Report                                         1

Balance Sheet -- January 31, 2004                                    2

Statements of Operations for the years ended January 31, 2004 and 2003, and for the period from reorganization [November 3, 1999]
through January 31, 2004                                             3

Statements of Stockholders' Equity/(Deficit) for the period from
reorganization [November 3, 1999] through January 31, 2004           4

Statements of Cash Flows for years ended January 31, 2004 and 2003, and for the period from reorganization [November 3, 1999] through
January 31, 2004                                                     5

Notes to Financial Statements                                      6-8

                   INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Philadelphia Mortgage Corp. [a development stage company]


We have audited the accompanying balance sheet of Philadelphia Mortgage Corp. [a development stage company] as of January 31, 2004, and the related statements of operations, stockholders' equity/(deficit), and cash flows for the years ended January 31, 2004 and 2003, and for the period from reorganization [November 3, 1999] through January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Mortgage Corp. [a development stage company] as of January 31, 2004, and the results of operations and cash flows for the years ended January 31, 2004 and 2003, and for the period from reorganization through January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no current revenue generating activities and no assets which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Mantyla McReynolds

Salt Lake City, Utah
March 31, 2004

                   Philadelphia Mortgage Corp.
                  [A Development Stage Company]
                          Balance Sheet
                         January 31, 2004


                              ASSETS
Assets:
  Current Assets:
                                                    $          0
                                                    ------------
     Total Current Assets                                      0
                                                    ------------
                           Total Assets             $          0
                                                    ============
          LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Liabilities:
  Current Liabilities:
  Shareholder loan - Note 4                         $     13,252
                                                    ------------
     Total Current Liabilities                            13,252
                                                    ------------
                        Total Liabilities                 13,252


Stockholders' Equity/(Deficit):
  Capital Stock -- 50,000,000 shares authorized
  having $.001 par value; 792,853 shares issued
  and outstanding - Note 5                                   793
  Additional Paid-in Capital                           1,124,341
  Deficit accumulated prior to the development stage  (1,125,134)
  Deficit accumulated during the development stage       (13,252)
                                                    ------------
               Total Stockholders' Equity/(Deficit)      (13,252)
                                                    ------------
Total Liabilities and Stockholders' Equity/(Deficit)$          0
                                                    ============



         See accompanying notes to financial statements.

                   Philadelphia Mortgage Corp.
                  [A Development Stage Company]
                     Statements of Operations
    For the Years ended January 31, 2004 and 2003 and for the Period from Reorganization [November 3, 1999] through January 31, 2004

                                                           Reorganization
                                                              through
                                   2004        2003       January 31, 2004
Revenues                             $      0  $      0      $      0
Cost of Sales                               0         0             0
                                     --------  --------      --------
  Gross Profit                              0         0             0
  General & Administrative Expenses       346       210        12,069
                                     --------  --------      --------
     Operating Loss                      (346)     (210)      (12,069)
Other Expenses:
  Interest Expense                      1,183         0         1,183
                                     --------  --------      --------
Net loss before income taxes           (1,529)     (210)      (13,252)
Provision for Income Taxes                  0         0             0
                                     --------  --------      --------
Net Loss                             $ (1,529) $   (210)     $(13,252)
                                     ========  ========      ========
Loss Per Share                       $  (0.01) $  (0.01)     $  (0.02)
                                     ========  ========      ========
Weighted Average Shares Outstanding   792,853   792,853       792,853
                                     ========  ========      ========



         See accompanying notes to financial statements.

                   Philadelphia Mortgage Corp.
                  [A Development Stage Company]
           Statements of Stockholders' Equity/(Deficit)
For the Period from Reorganization [November 3, 1999] through January 31, 2004


                                         Addit'l                       Net
                        Common   Common  Paid-in  Accumulated  Stockholders'
                        Shares   Stock   Capital      Deficit Equity/(Deficit)
Balance, November 3,
1999, date of
Reorganization               0  $    0  $         0 $         0  $          0

Outstanding stock of
merged Trust at
reorganization of
Company                792,853     793    1,124,341  (1,125,134)            0

Net loss for the
period ended
January 31, 2000                                           (395)         (395)
                       -------   -----  ----------- -----------    ----------
Balance, January 31,
2000                   792,853     793    1,124,341  (1,125,529)         (395)

Net loss for the
period ended
January 31, 2001                                           (837)         (837)
                       -------   -----  ----------- -----------   -----------
Balance, January 31,
2001                   792,853     793    1,124,341  (1,126,366)       (1,232)

Net loss for the
period ended
January 31, 2002                                        (10,281)      (10,281)
                       -------   -----  ----------- -----------   -----------
Balance, January 31,
2002                   792,853     793    1,124,341  (1,136,647)      (11,513)

Net loss for the
period ended
January 31, 2003                                           (210)         (210)
                       -------   -----  ----------- -----------   -----------
Balance, January 31,
2003                   792,853     793    1,124,341  (1,136,857)      (11,723)

Net loss for the
period ended
January 31, 2004                                         (1,529)       (1,529)
                       -------   -----  ----------- -----------   -----------
Balance, January 31,
2004                   792,853   $ 793  $ 1,124,341 $(1,138,386)  $   (13,252)
                       =======   =====  =========== ===========   ===========

                   See accompanying notes to financial statements.

                   Philadelphia Mortgage Corp.
                  [A Development Stage Company]
                     Statements of Cash Flows
   For the Years Ended January 31, 2004 and 2003, and for the
Period from Reorganization [November 3, 1999] through January 31, 2004

                                                             Reorganization
                                                               through
                                   January 31,  January 31,   January 31,
                                     2004          2003          2004
Cash Flows from Operating Activities
Net loss                              $(1,529)   $  (210)     $(13,252)
Adjustments to reconcile net loss to
net cash provided by operating
activities:
    Increase in shareholder loan        1,529        210        13,252
                                      -------    -------      --------
        Net Cash from Operating
        Activities                          0          0             0

Cash Flows from Investing Activities
        Net Cash from Investing
        Activities                          0          0             0

Cash Flows from Financing Activities
        Net Cash from Financing
        Activities                          0          0             0
                                      -------    -------      --------

Net Increase in Cash                        0          0             0
Beginning Cash Balance                      0          0             0
                                      -------    -------      --------
Ending Cash Balance                   $     0    $     0      $      0
                                      =======    =======      ========
Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year for
  interest                            $     0    $     0      $      0
  Cash paid during the year for
  income taxes                              0          0             0

         See accompanying notes to financial statements.

                   Philadelphia Mortgage Corp.
                  [A Development Stage Company]
                  Notes to Financial Statements
                         January 31, 2004

NOTE 1    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (a)  Organization

          Philadelphia Mortgage Corp. ("Company") was formerly Philadelphia Mortgage Trust, Inc., a Massachusetts Real Estate Investment Trust ("Trust"). The Trust was established in October of 1972, for the purpose of investing in real estate related assets. In 1983 the Trust entered Chapter 11 bankruptcy and did not come out until 1991. The Company continued as a business trust through 1998 when it disposed of all remaining assets. In November of 1999 the Trust created a wholly owned corporation called Philadelphia Mortgage Corp., a Nevada corporation for the purpose of re-capitalizing the Company and changing its domicile. On February 26, 2001, the business trust merged with the Nevada corporation, the survivor being Philadelphia Mortgage Corp. The Company is now in the development stage as it searches for new business opportunities.

          The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles. The following summarizes the more significant of such policies:

          (b)  Income Taxes

          The Company applies the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes. The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

          (c)  Statement of Cash Flows

          For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash. The Company had $0 cash at January 31, 2004.

          (d)  Use of Estimates in Preparation of Financial Statements

          The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          (e)  Property and Equipment

          The Company records property and equipment at cost. Depreciation is computed principally by use of the straight line method. Expenditures for maintenance and repairs are charged to expense as incurred. As of January 31, 2004, the Company has no property or equipment.

                   Philadelphia Mortgage Corp.
                  [A Development Stage Company]
                  Notes to Financial Statements
                         January 31, 2004
                           [Continued]

NOTE 2    LIQUIDITY/GOING CONCERN

          The Company has accumulated a deficit of $13,252 during the development stage, currently has no assets, has reported no revenue for the period ended January 31, 2004, and has no operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

          Management plans include a continued effort to develop business opportunities or to find a well capitalized merger candidate. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3    INCOME TAXES

          The Company applies the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes, as of November 3, 1999. No provision has been made for income taxes in the financial statements because the Company has had no operations or income since reorganization. Loss carry forward amounts expire at various times through 2024.

          The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at January 31, 2004 have no impact on the financial position of the Company. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

Description                Balance              Tax          Rate
Net operating loss         $13,252               $1,988       15%


 Valuation allowance                             (1,988)
                                                -------
     Deferred tax asset 1/31/2004                     0

          The valuation allowance has increased $230 from $1,758 as of January 31, 2003.

NOTE 4    RELATED-PARTY TRANSACTIONS

          During the periods ended January 31, 2004 and 2003, a shareholder paid expenses on behalf of the Company of $346 and $210,
          respectively.   The Company has recorded a liability as of January
          31, 2004 of $13,252, of which $1,183 is accrued interest. This loan bears interest at 10%, is unsecured and is payable on demand. The Company began accruing interest on the loan in February 2003.

                   Philadelphia Mortgage Corp.
                  [A Development Stage Company]
                  Notes to Financial Statements
                         January 31, 2004
                           [Continued]

NOTE 5    COMMON STOCK

          As referenced in Note 1, the Company is the surviving entity of a Plan of Merger wherein the former Real Estate Investment Trust was merged with and into its wholly owned subsidiary for the purpose of making the Company a corporation domiciled in the state of Nevada. The Company retained the Trust's authorized 50,000,000 common shares, with 792,853 issued and outstanding on the merger date. The par value of the Company is $.001.

                    Philadelphia Mortgage Corp.
                   [A Development Stage Company]
                   Condensed Financial Statements
                           July 31, 2004

                    Philadelphia Mortgage Corp.
                   [A Development Stage Company]
                           Balance Sheet
                           July 31, 2004
                            [Unaudited]

                              ASSETS
Assets:
  Current Assets:
                                                    $          0
                                                    ------------
     Total Current Assets                                      0
                                                    ------------
                           Total Assets             $          0
                                                    ============
          LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Liabilities:
  Current Liabilities:
  Shareholder loan - Note 4                         $     14,096
  Accrued interest payable                                 1,807
                                                    ------------
     Total Current Liabilities                            15,903
                                                    ------------
                        Total Liabilities                 15,903


Stockholders' Equity/(Deficit):
  Capital Stock -- 50,000,000 shares authorized
  having $.001 par value; 264,193 shares issued
  and outstanding - Note 2                                   264
  Additional Paid-in Capital                           1,124,870
  Deficit accumulated prior to the development stage  (1,125,134)
  Deficit accumulated during the development stage       (15,903)
                                                    ------------
               Total Stockholders' Deficit               (15,903)
                                                    ------------
Total Liabilities and Stockholders' Deficit         $          0
                                                    ============



         See accompanying notes to condensed financial statements.

                   Philadelphia Mortgage Corp.
                  [A Development Stage Company]
                     Statements of Operations
    For the three and six month periods ended July 31, 2004 and 2003 and for the Period from Reorganization [November 3, 1999] through July 31, 2004
                            [Unaudited]

                             Three     Three      Six     Six
                             months    months    months  months Reorganization
                             Ended     Ended     Ended   Ended     through
                         7/31/2004 7/31/2003 7/31/2004 7/31/2003 July 31, 2004
Revenues                  $      0  $      0  $      0  $      0   $      0
Cost of Sales                    0         0         0         0          0
                          --------  --------  --------  --------   --------
  Gross Profit                   0         0         0         0          0
  General & Administrative
  Expenses                   2,012        15     2,027        96     14,096
                          --------  --------  --------  --------   --------
     Operating Loss         (2,012)      (15)   (2,027)      (96)   (14,096)
Other Expenses:
  Interest Expense             327       278       624       307      1,807
                          --------  --------  --------  --------   --------
Net loss before income
taxes                       (2,339)     (293)   (2,651)     (403)   (15,903)
Provision for Income Taxes       0         0         0         0          0
                          --------  --------  --------  --------   --------
Net Loss                  $ (2,339) $   (293) $ (2,651) $   (403)  $(15,903)
                          ========  ========  ========  ========   ========
Loss Per Share            $  (0.01) $  (0.01) $  (0.01) $  (0.01)  $  (0.06)
                          ========  ========  ========  ========   ========
Weighted Average Shares
Outstanding                264,193   264,193   264,193   264,193    264,193
                          ========  ========  ========  ========   ========



         See accompanying notes to condensed financial statements.

                   Philadelphia Mortgage Corp.
                  [A Development Stage Company]
                     Statements of Cash Flows
    For the three and six month periods ended July 31, 2004 and 2003 and for the Period from Reorganization [November 3, 1999] through July 31, 2004
                            [Unaudited]

                             Three     Three      Six     Six
                             months    months    months  months Reorganization
                             Ended     Ended     Ended   Ended     through
                         7/31/2004 7/31/2003 7/31/2004 7/31/2003 July 31, 2004
Cash Flows from Operating
Activities
Net loss                   $(2,339)   $  (293)  $(2,651)  $  (403)  $(15,903)
Adjustments to reconcile
net loss to net cash
provided by operating
activities:
  Increase in shareholder
  loan and accrued interest
  payable                    2,339        293     2,651       403     15,903
                           -------    -------    ------   -------   --------
     Net Cash from
     Operating Activities        0          0         0         0          0

Cash Flows from Investing
Activities
     Net Cash from Investing
     Activities                  0          0         0         0          0

Cash Flows from Financing
Activities
     Net Cash from Financing
     Activities                  0          0         0         0          0
                           -------    -------   -------   -------   --------
Net Increase in Cash             0          0         0         0          0
Beginning Cash Balance           0          0         0         0          0
                           -------    -------   -------   -------   --------
Ending Cash Balance        $     0    $     0   $     0   $     0   $      0
                           =======    =======   =======   =======   ========
Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year
  for interest             $     0    $     0   $     0   $     0   $      0
  Cash paid during the year
  for income taxes               0          0         0         0          0



         See accompanying notes to condensed financial statements.

                   Philadelphia Mortgage Corp.
                  [A Development Stage Company]
                  Notes to Financial Statements
                         July 31, 2004


NOTE 1    ORGANIZATION AND INTERIM FINANCIAL STATEMENTS

          (a)  Organization

          Philadelphia Mortgage Corp. ("Company") was formerly Philadelphia Mortgage Trust, Inc., a Massachusetts Real Estate Investment Trust ("Trust"). The Trust was established in October of 1972, for the purpose of investing in real estate related assets. In 1983 the Trust entered Chapter 11 bankruptcy and did not come out until 1991. The Company continued as a business trust through 1998 when it disposed of all remaining assets. In November of 1999 the Trust created a wholly owned corporation called Philadelphia Mortgage Corp., a Nevada corporation, for the purpose of re-capitalizing the Company and changing its domicile. On February 26, 2001, the business trust merged with the Nevada corporation, the survivor being Philadelphia Mortgage Corp. The Company is now in the development stage as it searches for new business opportunities.

          (b)  Interim financial statements

          The accompanying condensed financial statements have been prepared by the Company without audit, pursuant to the rules and regulations
          of the Securities and Exchange Commission.   The interim financial
          statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the period. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report for the year ended January 31, 2004.

NOTE 2    COMMON STOCK

          On July 31, 2004 the Company's board of directors resolved that the Company effect a reverse split of its outstanding common stock on a basis of 1 for 3, while retaining the current par value of $0.001, with appropriate adjustments to the capital accounts of the Company. All common stock and weighted average share information presented is in post reverse split shares.

                             PART III

Item 1.   Index to Exhibits.

The following Exhibits are filed as a part of this initial Registration
Statement.

Item 2.   Description of Exhibits.

Exhibit
Number           Description
-------          -----------

 3.1             Articles of Incorporation dated December 22, 1999*

 3.2 Articles of Merger of Philadelphia Mortgage Trust with and into Philadelphia Mortgage Corporation*

 3.3             By-Laws*

 3.4             Amendment to the By-Laws*

 3.5 Certificate of Amendment to the Articles of Incorporation of Philadelphia Mortgage Corporation*

 99              Registration Agreement of Jenson Services, Inc.*

* Previously filed on Form 10-SB with the Securities and Exchange Commission on September 30, 2004.

                            SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized.


                                            PHILADELPHIA MORTGAGE CORP.


Date: 10/22/2004                             By:/s/Quinton Hamilton
     -----------                               -----------------------
                                               Quinton Hamilton
                                               President and
                                               Director

Date: 10/22/2004                             By:/s/Jeff Keith
     -----------                               -----------------------
                                               Jeff Keith
                                               Vice President and
                                               Director

Date: 10/22/2004                            By:/s/Shane Kirk
     -----------                               -----------------------
                                               Shane Kirk
                                               Secretary/
                                               Treasurer, and
                                               Director